08025342

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

amended

SEC Mail Processing Section
JAN 07 2008
Washington, DC
108

SEC FILE NUMBER
8-43093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Embassy West Drive, Suite 100
(No. and Street)

Dubuque	IA	52002-2259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel — (563) 583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100	Dubuque	IA	52002-2639
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services as of October 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

01/02/2008

Notary Public

ERIK P. RUPP
Commission Number 749281
My Comm. Exp. 10/05/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt under 15c3-3(k)(1)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitzel Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
October 31, 2007

NET CAPITAL

Total Stockholders' Equity from the Statement of Financial Condition	$ 142,100
Deductions	
Equipment	(68,718)
Net Capital before Haircuts	73,382
Haircuts on Marketable Securities	-----
Net Capital	$ 73,382

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required – Higher of 6 2/3% times Aggregate Indebtedness or $5,000	$ 5,000

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Included in the Statement of Financial Condition	$ 10,789
Ratio of Aggregate Indebtedness to Net Capital	.16/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Part IIA of Form X-17A-5, as originally filed	$ 73,382

NOTE 2. Net Capital Requirements (Continued)

Net Capital Ratio	.16/1
Net Capital	$ 73,382
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4. Income Taxes

The net deferred tax liability consists of the following components as of October 31, 2007:

Deferred tax liability – equipment	$ 3,668

The components giving rise to the net deferred tax asset (liability) described above have been included in the accompanying statement of financial condition as of October 31, 2007, as follows:

Noncurrent liabilities	$ 3,668

END